NEWS RELEASE

TSX Trading Symbol: BZA

HIGHEST GRADES DRILLED TO DATE AT COPPERSTONE

March 2, 2009 - American Bonanza Gold Corp. (TSX: BZA) ("Bonanza") has drilled the highest gold grades yet obtained at the 100% owned Copperstone Project in Arizona. Drill hole 08CS-50 encountered a 5.8 meter structural zone with an average grade of 227.7 grams per tonne gold (6.6 ounces of gold per ton) in the South Pit gold zone. The South Pit gold zone is the second new gold zone discovered at Copperstone during recent exploration drilling, and is adjacent to the south end of the open pit, which produced one-half million ounces of gold between 1987 and 1993.

The South Pit zone as currently understood is at least 300 meters long and is open to expansion along strike and up and down dip. During 2007 and 2008, exploration follow-up drilling in the South Pit zone totaled 11 drill holes, all of which encountered the targeted fault zones and gold mineralization. The South Pit zone and the Southwest zone have the potential to extend the mine life at Copperstone beyond the current resources, and further drilling at both zones is planned.

The Phase 3 follow-up drilling is complete with 15 holes drilled, having a combined length of 4,313 meters (14,147 feet). The drilling was designed to test the continuity, geometry, and overall significance of the new gold zones. The current drill holes were drilled at various angles to mineralized structures and are therefore not true thicknesses. Phase II drilling during 2007 consists of 17 drill holes with a combined length of 5,482 meters (17,980 feet). During the 2006 Phase I exploration drilling Bonanza completed 27 drill holes with a total length of 7,695 meters (25,247 feet).

A total of 59 exploration holes have been completed, with a combined length of 17,490 meters (57,374 feet). Several strong gold anomalies were drilled, with the South Pit zone and the Southwest zone showing the best results to date.

These new gold zones have the potential to significantly expand the mine plan and improve the economic returns. The current study by the Company is optimizing the mining and milling plan, along with capital and operational costs. The potential for these new gold zones to extend the mine life at Copperstone will be evaluated during the current economic study, and additional drilling is planned at the South Pit and Southwest zones, and several other targets. All of the recent South Pit zone drill results are shown below:

Hole-ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Comment
08CS-49A	80.8	85.4	4.6	3.1	South Pit Zone
	166.2	170.7	4.6	7.1
08CS-50	227.1	233.5	6.4	3.4	South Pit Zone
incl	231.1	232.6	1.5	7.1
	257.0	262.8	5.8	227.7
incl	257.0	257.6	0.6	2,125.5
and	260.1	262.8	2.7	7.8
08CS-51	196.0	196.6	0.6	1.1	South Pit Zone
08CS-52	250.0	253.0	3.0	3.3	South Pit Zone
incl	250.0	251.5	1.5	5.3
08CS-58	106.7	115.9	9.1	4.2	South Pit Zone
	236.9	237.8	0.9	4.0
	240.9	242.1	1.2	6.4
	246.2	247.0	0.8	7.4
08CS-59	73.2	76.2	3.0	3.1	South Pit Zone
	138.7	141.8	3.0	8.2
incl	140.2	141.8	1.5	12.4

As previously announced, the 2007 drilling in the South Pit zone encountered the following gold mineralized structural zones:

Hole-ID	Interval (m)	Gold (g/t)	Comment
07CS-32	2.4	6.8	South Pit Zone
	2.7	5.5
07CS-33	0.5	7.4	South Pit Zone
	12.5	0.6
07CS-34	7.6	10.6	South Pit Zone
Incl.	3.0	18.9
07CS-36	2.1	14.1	South Pit Zone
Incl.	1.0	28.5
and	3.0	39.4
Incl.	1.5	69.3
07CS-37	4.6	4.9	South Pit Zone
Incl.	1.5	11.2

A map showing the Phase 3 drill results can be found on the Company's website at http://www.americanbonanza.com/i/misc/copperstonesouthpit-large.jpg.

About Copperstone

The Copperstone Property is located in western Arizona within the Walker Lane mineral belt where it intersects gold provinces in Southern California and Western Arizona. These provinces host a total known gold endowment of over 40 million ounces of gold.

Bonanza controls over 3,600 contiguous hectares of prospective ground at Copperstone. Mine development advantages for Copperstone are significant and should shorten the permitting schedule and reduce capital costs for the new mine. Copperstone is a modern previously mined site with a clean, non-sulfide bearing mineral resource. Existing infrastructure consists of a power line and substation, and three water wells, all sufficient for the new mine at Copperstone, along with an office, maintenance shops and a laboratory building.

Between 2002 and 2005 Bonanza completed over 46,400 meters of primarily core drilling, including over 7,000 meters drilled from underground. Underground drilling was accessed from a 600 meter decline completed by Bonanza that accesses high grade gold mineralization north of the open pit in the D zone.

Copperstone gold resources, based on a cutoff grade of 5.1 g/t gold, and capped at 137 g/t gold:

Classification	Tonnes	Grade (g/t Gold)	Contained Ounces of Gold
Measured	10,400	20.9	7,005
Indicated	960,000	10.6	327,924
Measured + Indicated	970,400	10.7	334,929
Additional Inferred	189,600	10.9	66,266

About Bonanza

Bonanza acquires, explores and develops high-grade gold properties in the United States and Canada. Bonanza is advancing the development-stage Copperstone gold property in Arizona, and is well financed with no long-term debt and no gold hedges. Please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

The qualified person who is responsible for the preparation of the technical information in this press release is Jose Portacio, Bonzanza's Project Manager for Copperstone. Mr. Portacio is a qualified person as defined by National Instrument 43-101 guidelines.

The drill samples are collected by Bonanza personnel at the drill for each drill hole. All of Bonanza's facilities are secure, inside the fenced compound. The core is transported to Bonanza's core processing facility on site at Copperstone by Bonanza personnel.

All core is logged for recovery and other geotechnical features, prior to being sawed lengthwise in half by Bonanza personnel. Individual core samples are selected on a geological basis to characterize the gold mineralization associated with various rock types, alteration types and structural horizons. Subsequent to sawing and sampling, the remaining half core is geologically logged and stored on site as reference samples. The samples are bagged, labeled and tied at the Copperstone project site by Bonanza personnel. Geologic information is recorded on standardized sample description forms which included color, rock type, alteration, mineral species and abundance. Samples are stored in a secure facility at the Copperstone project site.

DATS Trucking, Inc. collects samples from the secure facility at Copperstone and transports the samples to representatives of American Assay Laboratories (AAL) in Sparks, Nevada. There, representatives of American Assay Laboratories (AAL) in Sparks, Nevada receive the samples and take custody of the samples. AAL is ISO / IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

At the AAL laboratory, the core samples are dried, crushed to -10 mesh, pulverized to -150 mesh, split to 1,000 gram pulps, and fire assayed for gold two times using 2-assay ton fire assay charges with a gravimetric finish. Reported gold grades are the average of these two assays for each sample. Samples are routinely assayed in duplicate. There is good correlation between the duplicate assays. All samples greater than 0.100 opt, standards, and blanks are routinely submitted to additional labs for verification. Standards are routinely inserted for assay. Check assays are routinely submitted to BSI-Inspectorate, Sparks, NV 5-assay ton gold analysis. BSI-Inspectorate is ISO 9002 certified. Bonanza personnel deliver the samples to the check lab.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This news release uses the terms. "Measured and Indicated Resources". Bonanza advises US investors that while those terms are recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize them .U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

This news release also uses the term.3"Inferred Resources". Bonanza advises US investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. "Inferred Resources" have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:

Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com